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Ira A. Rosenberg Member Admitted In FL, NJ, NY Direct Dial: 973-643-5082 Email: irosenberg@sillscummis.com	101 Park Avenue 28th Floor New York, NY 10178 Tel: (212) 643-7000 Fax: (212) 643-6500 600 College Road East Princeton, NJ 08540 Tel: (609) 227-4600 Fax: (609) 227-4646

June 5, 2015

Via EDGAR and Overnight Courier

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Susan Block, Attorney-Advisor

Sonia Bednarowski

Effie Simpson

Jean Yu

Re:	Unique Fabricating, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed May 4, 2015 File No. 333-200072

Ladies and Gentlemen:

We are submitting this letter on behalf of Unique Fabricating, Inc. (the “Company”) in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by comment letter dated May 29, 2015 (the “Comment Letter”) relating to Amendment No. 1 to the above-referenced registration statement on Form S-1 of the Company filed on May 4, 2015 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Comment Letter; the Staff’s comments are set forth in bold italics. All page numbers in the response below refer to Amendment 2 to the Registration Statement, except as otherwise noted herein. For the convenience of the Staff, we also are sending, by overnight courier, copies of this letter and word copies of Amendment No. 2 that are marked to show changes from the Registration Statement.

United States Securities and Exchange Commission

June 5, 2015

In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to include updated disclosures, including to update financial statements and related disclosures and to reflect the elimination of fee shifting provisions in the Amended and Restated Certificate of Incorporation.

Summary of the Offering, page 6

1.	We note here and elsewhere reference to the number of shares outstanding as of January 4, 2015. Please revise throughout to update the number of shares currently outstanding as of the most recent practicable date.

We have revised the disclosures on page 6 and on other pages in the document regarding the number of shares outstanding to reflect the shares outstanding as of June 1, 2015, the most recent practicable date.

Risk Factors, page 9

We will incur increased costs, page 18

2.	We note your disclosure that as of January 4, 2015 you have not yet remediated, but have begun to address, the material weaknesses and significant deficiency identified by your independent registered accounting firm. Please revise to provide an update to the most recent date, to the extent practicable. Please also revise to provide a separate risk factor, with its own subheading, to discuss the risk related to the independent registered public accounting firm having identified the material weaknesses and deficiency.

The disclosure on page 22 addresses the current status of the material weakness and significant deficiency identified by our independent registered accounting firm as of the most recent practicable date. We have also included a separate risk factor with its own subheading related to the material weakness and significant deficiency on page 22.

Capitalization, page 22

3.	Reference is made to footnote (4). We note that adjustments to redeemable stock include item (B) an accretion of $0.57 million for the increase in redemption value based upon an assumed IPO price of $9.00 using the straight-line method to the earliest known redemption date. Please revise to disclose your calculation of the incremental accretion amount.

“Capitalization” has been updated to reflect adjustments as of March 29, 2015. In reference to footnote (4), based upon an assumed IPO price of $9.00 per share using the straight-line method to the earliest known redemption date, the accretion amount has been revised to a $0.001 million decrease. The footnote has also been revised to show how the $0.001 million decrease was calculated.

United States Securities and Exchange Commission

June 5, 2015

Dilution, page 24

4.	Please revise the narrative preceding table which shows the shares purchased and total consideration paid by new investors and existing shareholders to clarify that total consideration paid or to be paid represents gross proceeds received from the issuance of your common stock rather than net proceeds.

We have revised the narrative preceding the table which shows the shares purchased and total consideration paid by new investors and existing shareholders at page 28 to clarify that the total consideration paid or to be paid represents gross proceeds received from the issuance of our common stock, rather than net proceeds as previously stated.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 25

5.	Reference is made to footnote (9). Please revise to disclose the calculation of pro forma shares outstanding on a basic and diluted basis.

We have revised the disclosure in footnote (9) to the Unaudited Pro Forma Condensed Consolidated Financial Information on page 30 to include the calculation of pro forma shares outstanding on a basic and diluted basis.

Properties, page 49

6.	We note that your website at http://www.uniquefab.com/die-cutting-automotive-parts-sound-vibration-control. html lists a location in Germany but your disclosure on page 49 does not. Please reconcile your disclosure or advise.

We have revised disclosure in the Properties section at page 60 to state that we have an independent sales representative located in Baldham, Germany and do not rent or own facilities there.

Description of Common Stock, page 63

Fee Shifting, page 64

7.	We note your disclosure that your Amended and Restated Certificate of Incorporation will provide a fee shifting provision. Please file your Amended and Restated Certificate of Incorporation with your next amendment or provide us with the anticipated text of this provision. We may have further comment.

The Company has determined that the Amended and Restated Certificate of Incorporation will not include fee shifting provisions. “Risk Factors” and the “Description of Common Stock” have been revised to eliminate disclosures concerning such provisions.

United States Securities and Exchange Commission

June 5, 2015

Plan of Distribution; Underwriting, page 67

Underwriter Warrants, page 68

8.	We note that you plan to issue underwriter warrants, but do not see them listed in the fee table. Please tell us whether you plan to also register the underwriter warrants.

The Company notes that the warrant is not exercisable within a year and it does not plan to register the underwriters warrant at this time.

Financial Statements, page F-1

Note 2 – Business Combination, page F-11

9.	Reference is made to the supplemental pro forma information for your Chardan acquisition which occurred during fiscal 2014. Please revise to include comparative supplemental pro forma information for fiscal 2013. In accordance with ASC 805-10-50¬1.h.3, if comparative financial statements are presented, the revenue and earnings of the combined entity should be disclosed as though the current year business combination had occurred as of the beginning of the comparable prior annual reporting period.

We have revised the supplemental pro forma information for our Chardan acquisition to include supplemental pro forma information for fiscal 2013 in accordance with ASC 805-10-50-1.h.3.

Note 8 – Equity, page F-17

10.	Reference is made to the warrants issued to purchase 139,200 common shares in conjunction with the acquisition of PTI. In accordance with ASC 505-50-50, please provide the disclosures outlined in ASC 718-10-50-1 and 50-2 to the extent material to an investor’s understanding , such as a description of the method used to estimate fair value of the warrants and a description of the significant assumptions used (e.g. term, volatility, risk-free rate, etc.).

We have revised the disclosure related to the warrants issued to purchase 139,200 common shares in conjunction with the acquisition of PTI in Note 8 to be in compliance with ASC 718-10-50-1 and 50-2. Please note we have revised this disclosure related to the warrants in both the quarterly and year-end footnotes on pages F-15 and F-42, respectively.

United States Securities and Exchange Commission

June 5, 2015

Note 9 – Redeemable Common Stock, page F-18

11.	We note from your disclosure on page F-18 the redemption value of the redeemable common stock issued to subordinated lender was $11,195,814 as of January 4, 2015 which was greater than initial proceeds, and the difference of $1,852,840 was fully accreted with an offset against retained earnings. Please explain to us why you believe it was appropriate to fully accrete the redemption value rather than accreting over the period to the earliest known redemption date.

With respect to our disclosure of the accretion of $1,852,840 as of January 4, 2015 based on a redemption value for our redeemable common stock of $11,195,814, we believe this disclosure is in compliance as we are accreting the redemption value over the period to the earliest known redemption date, and are not fully accreting the entire redemption value. We have revised the disclosure to explain that the amount of accretion to date represents the accretion over the period to the earliest known redemption date. Please note that we have also revised the disclosure in Note 9 on page F-16 to reflect that the accretion as of March 29, 2015 represents the accretion over the period to the earliest known redemption date. Furthermore, we have updated the Balance Sheet on pages F-2 and F-24 in accordance with Regulation S-X Rule 5-02 paragraph 27 and believe our footnote is also in accordance with this paragraph.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (973) 643-5082 or Steven Wasserman at (973) 286-5509.

Very truly yours,

Ira A. Rosenberg

Sills Cummis & Gross P.C.

cc:	John Weinhardt

Unique Fabricating, Inc.

Steven Wasserman

Sills Cummis & Gross P.C.

Donald Figliulo

Polsinelli, P.C.